Exhibit 5.1

March 6, 2013
Qualstar Corporation
3990-B Heritage Oak Court
Simi Valley, CA 93063

RE:	Registration Statement on Form S-3: 530,000 shares of common stock of Qualstar Corporation and the preferred share purchase rights attached thereto

Ladies and Gentlemen:

We have served as legal counsel in connection with the preparation of the Registration Statement on Form S–3, File No. 333-186399, as amended (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the registration for resale under the Act by certain selling shareholders (the “Selling Shareholders”) of an aggregate of 530,000 shares (the “Shares”) of common stock, without par value of Qualstar Corporation, a California corporation (the “Company”), and the preferred share purchase rights attached thereto (the “Rights”).  The Rights were issued pursuant to the Rights Agreement (the “Rights Agreement”) dated as of February 5, 2013, between the Company and Corporate Stock Transfer, Inc., as rights agent.

We have examined such corporate records, certificates and other documents and such questions of law as we have considered necessary and appropriate for the purposes of this opinion.

With respect to the Rights, (i) this opinion does not address the determination a court of competent jurisdiction may make regarding whether the Board of Directors of the Company (the “Board”) would be required to redeem or terminate, or take action with respect to, the Rights at some future time based on the facts and circumstances existing at that time, (ii) we have assumed that the Board acted in a manner consistent with its fiduciary duties as required under applicable law in adopting the Rights Agreement, and (iii) this opinion addresses the validity of the Rights and the Rights Agreement in their entirety, and we render no opinion as to the validity of any particular provision of the Rights Agreement or of Rights issued thereunder.  It should be understood that it is not settled whether the invalidity of any particular provision of a rights agreement or of rights issued thereunder would result in invalidating such rights in their entirety.

Subject to the foregoing and the other matters set forth herein, we advise you that, in our opinion, the Shares to be sold by the Selling Shareholders pursuant to the Registration Statement have been duly authorized and are validly issued, fully paid and nonassessable, and the Rights constitute valid and binding obligations of the Company.

The foregoing opinion herein is expressed solely with respect to the federal laws of the United States and the laws of the state of California as in effect on the date hereof.

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act.  We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to the use of our name wherever appearing in the Registration Statement, including any amendments thereto.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Respectfully submitted,

/s/ Stradling Yocca Carlson & Rauth
STRADLING YOCCA CARLSON & RAUTH